                                                                    EXHIBIT 99.1

ACADIA POWER PARTNERS, LLC
AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

                                                                               .
                                                                               .
                                                                               .

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
INDEX
DECEMBER 31, 2003, 2002 AND 2001

                                                                                                              PAGE(S)
REPORT OF INDEPENDENT AUDITORS............................................................................        1

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets...............................................................................        2

Consolidated Statements of Operations.....................................................................        3

Consolidated Statements of Members' Capital...............................................................        4

Consolidated Statements of Cash Flows.....................................................................        5

Notes to Consolidated Financial Statements................................................................     6-14

                         REPORT OF INDEPENDENT AUDITORS

To the Members of
Acadia Power Partners, LLC and subsidiary

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of members' capital and of cash flows present fairly, in all material respects, the financial position of Acadia Power Partners, LLC and subsidiary (the "Company") at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 9 to the consolidated financial statements, Calpine Energy Services ("CES") has asserted certain claims related to dispute resolution under provisions of two tolling agreements between CES and the Company. The ultimate resolution of this dispute may have a significant adverse effect on the Company's financial position and results of operations in future periods.

/s/ PricewaterhouseCoopers LLP
Houston, TX

March 11, 2004, except for Note 9,
as to which the date is August 20, 2004

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

                                                      2003           2002
                                                                  (Unaudited)
ASSETS
Current assets
      Cash and cash equivalents                   $  3,286,987   $  1,362,059
      Accounts receivable - trade                            -      3,625,690
      Accounts receivable - related parties          6,187,895      3,559,853
      Inventory                                      1,773,860      1,282,608
      Other current assets                           2,967,907      2,881,420
                                                  ------------   ------------
          Total current assets                      14,216,649     12,711,630
Plant and equipment, net (Note 4)                  474,560,519    496,098,322
Noncurrent assets
      Other noncurrent assets                        4,167,438      1,606,800
      Deferred transmission credits                          -        861,705
                                                  ------------   ------------
          Total assets                            $492,944,606   $511,278,457
                                                  ============   ============
LIABILITIES AND MEMBERS' CAPITAL
Current liabilities
      Accounts payable - trade                    $  2,600,697   $  3,985,479
      Accounts payable - related parties               324,978              -
      Accrued liabilities                              784,810        222,291
                                                  ------------   ------------
          Total current liabilities                  3,710,485      4,207,770

Commitments and Contingencies (Note 8)

Members' capital                                   489,234,121    507,070,687
                                                  ------------   ------------
          Total liabilities and members' equity   $492,944,606   $511,278,457
                                                  ============   ============

        The accompanying notes are an integral part of these consolidated financial statements.

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                         2003             2002                 2001
                                                                       (Unaudited)          (Unaudited)
REVENUES
Nonaffiliated                                        $  16,053,598    $  23,784,443            $  -
Related parties                                         66,992,531       25,317,550               -
                                                     -------------    -------------            ----
Total revenues                                          83,046,129       49,101,993               -
POWER, PLANT GENERATING AND MARKETING EXPENSE
Plant operating expense                                 12,750,635        4,997,390               -
Depreciation expense                                    13,919,584        6,579,496               -
Purchased power expense - related parties                2,117,600        7,839,121               -
                                                     -------------    -------------            ----
Total power plant generating and marketing expense      28,787,819       19,416,007               -
                                                     -------------    -------------            ----
Income from operations                                  54,258,310       29,685,986               -

OTHER INCOME AND EXPENSES
Contract termination gain (Note 7)                     105,500,000                -               -
Other income (expense)                                     (49,898)           3,139               -
                                                     -------------    -------------            ----
Net income                                           $ 159,708,412    $  29,689,125            $  -
                                                     =============    =============            ====

        The accompanying notes are an integral part of these consolidated financial statements.

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF MEMBERS' CAPITAL
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                           CALPINE ACADIA    ACADIA POWER     TOTAL MEMBERS'
                                            HOLDINGS, LLC    HOLDINGS, LLC       CAPITAL
BALANCES AT JANUARY 1, 2001 (UNAUDITED)     $  96,177,478    $  96,177,478    $ 192,354,956

Non-cash contributions                          5,345,490       (5,345,490)               -
Cash contributions                            108,852,192      119,543,172      228,395,364
                                            -------------    -------------    -------------
BALANCES AT DECEMBER 31, 2001 (UNAUDITED)     210,375,160      210,375,160      420,750,320

Cash contributions                             40,284,962       40,284,962       80,569,924
Distributions                                 (11,969,341)     (11,969,341)     (23,938,682)
Net income                                     14,844,562       14,844,563       29,689,125
                                            -------------    -------------    -------------
BALANCES AT DECEMBER 31, 2002 (UNAUDITED)     253,535,343      253,535,344      507,070,687

Distributions                                (136,977,283)     (40,567,695)    (177,544,978)
Net income                                     79,854,206       79,854,206      159,708,412
Interest on distributions                      (3,822,083)       3,822,083                -
                                            -------------    -------------    -------------
BALANCES AT DECEMBER 31, 2003               $ 192,590,183    $ 296,643,938    $ 489,234,121
                                            =============    =============    =============

        The accompanying notes are an integral part of these consolidated financial statements.

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                 2003              2002             2001
                                                                               (Unaudited)      (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                   $ 159,708,412    $  29,689,125    $           -
Adjustments to reconcile net income to net cash provided
 by operating activities
      Depreciation                                              13,919,584        6,579,496                -
Changes in operating assets and liabilities
      Accounts receivable
           Trade                                                 3,625,690       (3,625,690)               -
           Related parties                                      (2,628,042)       1,785,637                -
      Inventory                                                   (491,252)      (1,282,608)               -
      Other current assets                                         (86,487)      (2,881,420)               -
      Noncurrent assets                                         (1,698,933)      (2,468,505)               -
      Accounts payable and accrued liabilities
           Trade                                                  (822,263)     (13,386,296)               -
           Related parties                                         324,978       (5,345,490)               -
                                                             -------------    -------------    -------------
      Net cash provided by operating activities                171,851,687        9,064,249                -
                                                             -------------    -------------    -------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of plant and equipment                                (6,294,795)     (76,011,435)    (217,855,140)
Cash proceeds from sales and use tax refund                     13,913,014                -                -
                                                             -------------    -------------    -------------
      Net cash provided by (used for) investing activities       7,618,219      (76,011,435)    (217,855,140)
                                                             -------------    -------------    -------------
CASH FLOWS FROM FINANCING ACTIVITIES
Contributions                                                            -       80,569,924      228,395,364
Distributions                                                 (177,544,978)     (23,938,682)               -
                                                             -------------    -------------    -------------
      Net cash provided by (used for) investing activities    (177,544,978)      56,631,242      228,395,364
                                                             -------------    -------------    -------------
      Net increase (decrease) in cash and cash equivalents       1,924,928      (10,315,944)      10,540,224
CASH AND CASH EQUIVALENTS
Beginning                                                        1,362,059       11,678,003        1,137,779
                                                             -------------    -------------    -------------
Ending                                                       $   3,286,987    $   1,362,059    $  11,678,003
                                                             =============    =============    =============

        The accompanying notes are an integral part of these consolidated financial statements.

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

1.    BACKGROUND AND NATURE OF BUSINESS

      These financial statements consolidate the accounts of Acadia Power Partners, LLC (the "Company"), a Delaware limited liability company, and its wholly owned subsidiary, Acadia Partners Pipeline, LLC (the "Subsidiary"). All intercompany balances have been eliminated. All information as of December 31, 2002 and for the two years then ended included in these financial statements is unaudited.

      The Company, an electric generation company, was formed on October 8, 1999, for the purpose of designing, developing, constructing, owning, and operating a power generation project located in Louisiana. At formation, Cleco Midstream Resources, LLC ("Cleco"), a Louisiana limited liability company, and IEP USA Holdings, LLC ("IEP"), a Delaware limited liability company, owned 70 percent and 30 percent interests in the Company, respectively. The Subsidiary was formed on June 26, 2000, with the Company as the sole member.

      In February 2000 Cleco and IEP transferred their respective ownership interests in the Company to Acadia Power Holdings, LLC ("Acadia Holdings"), a Louisiana limited liability company, and Calpine Acadia Holdings, LLC ("CAH"), a Delaware limited liability company and subsidiary of Calpine Corporation ("Calpine"). CAH and Acadia Holdings (collectively, the "Members") entered into the Amended and Restated Limited Liability Company Agreement (the "Agreement") dated February 29, 2000. Under the Agreement, the Company constructed, owns and operates a 1,160-megawatt
      (MW) natural gas-fired electric generation plant (the "Facility") located in Acadia Parish, Louisiana. Each member holds a 50 percent interest in the Company as of December 31, 2003 and 2002. The Members share in profits and losses of the Company in proportion of their ownership interests. The Company is governed by an executive committee with two representatives from each Member.

      Construction on the Facility began in mid 2000 and the dates of commercial operations for Phase I and Phase II were July 2002, and August 2002, respectively. The Agreement will continue 49 years after the date that commercial operations begin. The Company was in the development stage until July 2002, when commercial operations began.

2.    BUSINESS RISKS

      Several current issues in the power industry could have an effect on the Company's financial performance. Some of the business risks which could cause future results to differ from expectations include (1) legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry; (2) the extent and timing of the entry of additional competition in the market in which we operate;
      (3) state, federal and other rate regulations in the areas in which we do business; (4) changes in or application of environmental and other laws and regulations to which we are subject; (5) changes in market conditions, including developments in energy and commodity supply, volume and pricing;
      (6) weather and other natural phenomena; (7) and the direct or indirect effects on our business resulting from the financial difficulties of competitors of the Company, including but not limited to, their effects on liquidity in the trading and power industry, and its effects on the capital markets views of the energy or trading industry.

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimates with regard to these financial statements relate to the useful lives and carrying value of our generation facility and related assets and depreciation. Additionally, we periodically review our assets for impairment requiring us to estimate future revenues and cash flows over the useful lives of the assets.

      OPERATIONAL DATA

      Operational data including, but not limited to, megawatt ("MW") and megawatt hours ("MWh") throughout these financial statements are unaudited.

      CASH AND CASH EQUIVALENTS

      The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The carrying amount of these instruments approximates fair value because of their short maturity.

      ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

      Accounts receivable and payable represent amounts due from customers and owed to vendors, respectively.

      INVENTORIES

      The Company's inventories primarily include small parts. Inventory is valued at the lower of cost or market using the average cost method. Costs for large replacement parts estimated to be used within one year are determined using the specific identification method. For other replacement parts, costs are generally determined using the weighted average cost method.

      OTHER CURRENT ASSETS

      Other current assets include prepaid expenses for insurance and long-term service agreement (LTSA) payments and deferred transmission credits (Note
      6).

      MAJOR MAINTENANCE

      As major maintenance occurs, and as parts are replaced on the plants' steam and combustion turbines, the costs are either expensed or transferred to property, plant and equipment and depreciated over the parts' estimated useful lives, generally three to six years, depending on the nature of maintenance activity performed under the service agreement.

      LONG-LIVED ASSETS

      In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the impairment of long-lived assets, based on the projection of undiscounted pre-interest expense and pre-tax expense cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

      event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. No impairment charge has been recorded to date.

      CONCENTRATION OF CREDIT RISK

      The financial instruments that potentially subject the Company to concentration of credit risk consist primarily of accounts receivable. The Company's revenues are primarily from sales to Calpine Energy Services, L.P. ("CES"), a subsidiary of Calpine.

      FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying amounts of accounts receivable and accounts payable, approximate their respective fair value because of their short maturity.

      INCOME TAXES

      The Company is a limited liability company and, for income tax purposes, is treated as a partnership. The Company's taxable income or loss is therefore passed through to its members and reported on the respective members' tax returns. Accordingly, there is no income tax provision or current or deferred taxes in these financial statements.

      DEFERRED TRANSMISSION CREDITS

      The Company defers the costs associated with transmission interconnect upgrades and amortizes them as the Company receives transmission credits or reimbursements from the transmission system operator (Note 6).

      REVENUE RECOGNITION

      The Company has entered into tolling agreements that have been accounted for as operating leases. The Company recognizes revenue based on a rate that is straight-lined over the term of the lease (Note 5).

      RECLASSIFICATIONS

      We have made certain reclassifications in the consolidated financial statements for the prior year to conform to the current years presentation.

      NEW ACCOUNTING PRONOUNCEMENTS

      In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset and requires that a liability for an asset retirement obligation be recognized when incurred, recorded at fair value and classified as a liability in the balance sheet. When the liability is initially recorded, the entity capitalizes the cost and increases the carrying value of the related long-lived asset. Asset retirement obligations represent future liabilities, and, as a result, accretion expense will be accrued on this liability until the obligation is satisfied. At the same time, the capitalized cost will be depreciated over the estimated useful life of the related asset. At the settlement date, the entity will settle the obligation for its recorded amount or recognize a gain or loss upon settlement. The adoption of SFAS No. 143 had no material impact on the Company's financial statements.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring and similar costs. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

      the liability is incurred. Previous guidance required the liability to be recorded at the date of commitment to an exit or disposal plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The Company has adopted the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002; however, no restructuring costs have been incurred to date.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). This Interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. In addition, the Interpretation clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing the guarantee. The Company adopted the disclosure requirements of FIN 45 for the fiscal year ended December 31, 2002, and the recognition provisions on January 1, 2003. Adoption of this Interpretation did not have a material impact on the Company's consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51 ("FIN 46"). FIN 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. Historically, entities have generally been consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The objectives of FIN 46 are to provide guidance on the identification of Variable Interest Entities ("VIE") for which control is achieved through means other than a controlling financial interest, and how to determine which business enterprise, as the Primary Beneficiary, should consolidate the VIE. This new model for consolidation applies to an entity in which either (1) the entity lacks sufficient equity to absorb expected losses without additional subordinated financial support or (2) its at-risk equity holders as a group are not able to make decisions that have a significant impact on the success or failure of the entity's ongoing activities.

      In December 2003, the FASB modified FIN 46 ("FIN 46-R") to make certain technical corrections and to address certain implementation issues. FIN 46, as originally issued, was effective immediately to VIEs created or acquired after January 31, 2003. FIN 46-R delayed the effective date of the interpretation to no later than March 31, 2004 (for calendar-year enterprises), except for Special Purpose Entities (SPEs) which the effective date is December 31, 2003. The Company expects to adopt the provisions of FIN 46-R for the Company's variable interests in all non-SPE VIEs as of March 31, 2004. The Company has no interests in VIE's and, therefore, does not anticipate that FIN 46-R will have any material impact on the Company's consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 applies specifically to a number of financial instruments that companies have historically presented within their financial statements either as equity or between the liabilities section and the equity section, rather than as liabilities. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 on January 1, 2003 did not have any impact on the Company's consolidated financial statements.

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

4.    PLANT AND EQUIPMENT, NET

      Plant and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets, generally 35 years for our power plant assets, including interconnect pipelines, with an estimated salvage value of 10 percent of the original cost. As of December 31, 2003 and 2002, the components of property, plant and equipment were as follows:

                                              2003             2002
                                                           (Unaudited)
Power plant and related equipment
      Buildings, Machinery & Equipment   $ 492,281,981    $ 499,900,200
      Land                                   2,777,618        2,777,618
Less:  Accumulated depreciation            (20,499,080)      (6,579,496)
                                         -------------    -------------
Plant and equipment, net                 $ 474,560,519    $ 496,098,322
                                         =============    =============

      In 2002 the Company filed for refunds of sales and use taxes paid during construction, pursuant to Louisiana's Enterprise Zone Program. The sales and use taxes were paid over a period from January 2001 through December 2002 and capitalized as a part of the cost for plant and equipment acquired by the Company. Total refunds of $13,913,014 were recorded as a reduction of plant and equipment.

5.    RELATED PARTIES

      The Company entered into a tolling agreement dated July 27, 2001, with CES, which is effective for 20 years beginning July 1, 2002. Under the agreement, the Company has granted CES the right to receive the output of one train of the Facility consisting of approximately one-half of the full capacity. In accordance with the terms of the contract, CES will supply all fuel necessary to generate the energy it takes and will pay the Company a capacity charge as well as an operation and maintenance fee. This arrangement is being accounted for as an operating lease. The rate established in this agreement varies in the future, and therefore the Company recognizes revenue based on a rate that is straight-lined over the life of the lease. The Company recognized revenues of $46,134,331, $25,317,550 and $0 in 2003, 2002 and 2001, respectively, based on this agreement, of which $4,167,438 and $1,606,800 are recorded as other noncurrent asset as of December 31, 2003 and 2002, respectively.

      On May 10, 2003 the Company has entered into a second tolling agreement with CES effective through June 30, 2022. The agreement was completed concurrently with the termination of a previous tolling agreement dated October 9, 2000, with Aquila Energy Marketing Corporation ("Aquila"), which was effective for 20 years beginning July 1, 2002 (Notes 6 and 7). This CES agreement is similar in nature to the agreement described above. Under this agreement, the Company has granted CES the right to receive the output of the second train of the Facility consisting of approximately one-half of the full capacity of the Facility. In accordance with the terms of the contract, CES will supply fuel necessary to generate the energy it takes and will pay the Company a capacity charge as well as an operation and maintenance fee. This agreement is

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

      being accounted for as an operating lease. The rate established in the agreement is fixed and therefore the lease revenues are recognized on a straight-line basis. The Company recorded revenues of $20,858,200, $0 and $0 in 2003, 2002 and 2001, respectively, based on this agreement.

      The Company's revenue from the agreements above includes $2,117,600 and $7,260,033 in 2003 and 2002, respectively, for sale of purchased power to CES. Cost of this power was recorded as purchase power expense - - related parties.

      As a result of the two 20-year tolling agreements with CES, all of the output from the Acadia Power Plant is currently marketed by CES.

      The Company's accounts receivable related to the agreements noted above were $6,187,895 and $3,559,853 as of December 31, 2003 and 2002,
      respectively.

      The minimum lease rentals to be received by the Company in connection with the above tolling agreements are $64.0 million, $64.0 million, $64.0 million, $65.9 million and $67.8 million for the years 2004 through 2008, respectively. Minimum lease rentals for 2009 and thereafter are $915.8 million.

      The Company has contracted with Calpine Central, LP ("CCLP"), a subsidiary of Calpine, to provide project management services, which have included the design, construction, and operation of the Facility. The project management agreement dated February 29, 2000, terminates at the fiftieth anniversary of the commercial operation date (Note 1). The Company agrees to reimburse costs incurred by CCLP included in the approved operating budget and future operating budgets. Based on this agreement, the Company reimbursed $2,934,888, $1,575,505 and $4,492,149 in 2003, 2002 and 2001,
      respectively.

      The Subsidiary has a Pipeline Operating Agreement with Cleco Energy, LLC, a subsidiary of Cleco, dated March 1, 2002. The agreement covers all operations, repair, improvements, alterations, inspections, testing, protection and other operations and activities that are necessary to maintain the facility in accordance with federal safety and maintenance standards promulgated under CFR part 192 and the regulations of the Louisiana Office of Conservation, and to accomplish the business objectives of the Subsidiary. Based on this agreement, the Subsidiary reimbursed $96,061, $209,819 and $59,417 in 2003, 2002 and 2001,
      respectively.

      The Company has an Agreement for Electric Service with Cleco Power, LLC ("Cleco Power"), the successor to Cleco Utility Group, Inc., an affiliate of Cleco, dated December 15, 2001. The agreement covers electrical purchases of the Facility for a five-year period pursuant to Cleco Power's Louisiana Public Service Commission ("LPSC") Rate Schedule GS and its Rider Schedule for Long-Term Economic Development Services, subject to approval by the LPSC. Based on this agreement, the Company paid $2,117,600, $7,839,121 and $410,714 for services received in 2003, 2002 and 2001, respectively.

      The Company has a Phase Shifting Transformer Funding Agreement with Cleco Power, dated January 4, 2001. The agreement covers the purchase and installation of a Phase Shifting Transformer. The installation of this project concluded in 2003. Based on this agreement, the Company paid $1,052,238, $0 and $1,400,000 for the purchase and installation of the transformer in 2003, 2002 and 2001, respectively.

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

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

      The Company has an Interconnection and Operating Agreement with Cleco Power, dated February 25, 2000, pursuant to which the Company's generation facilities are interconnected to Cleco Power's adjacent transmission facilities and the transmission system of Entergy Services, Inc. The Company is obligated to construct, own, operate and maintain all the interconnection facilities and equipment on its side of the point of interconnections, and Cleco Power is obligated to construct, own, operate, and maintain the interconnection facilities and equipment on its side of the point of interconnection. Based on this agreement, the Company has reimbursed Cleco Power its construction costs for these customer specific interconnection facilities. The Company reimbursed $67,478, $68,584, and $452,125 in 2003, 2002 and 2001, respectively.

6.    OTHER SIGNIFICANT AGREEMENTS

      On October 9, 2000, the Company entered into a tolling agreement with Aquila that was effective for 20 years beginning July 1, 2002. Under the agreement, the Company granted Aquila the right to receive the output of one train of the facility. In accordance with the terms of the contract, Aquila supplied all fuel necessary to generate the energy it took and paid the Company a capacity charge as well as an operation and maintenance fee. Revenues recognized under this agreement were $16,053,598, $23,784,443 and $0 in 2003, 2002 and 2001, respectively. Revenue includes $0, $579,087 and $0 in 2003, 2002 and 2001, respectively, for sale of purchased power to Aquila. Cost of this purchased power was recorded as purchase power expense - - related parties (Note 5). On May 9, 2003, the Company terminated its tolling agreement with Aquila (Note 7).

      The Company entered into an interconnection and operating agreement with Entergy Gulf States, Inc. ("Entergy"), as amended and restated January 4, 2001. The agreement states that Entergy will reimburse the Company for costs incurred by the Company for transmission system upgrades, totaling approximately $4,740,000. Entergy will reimburse the Company for these costs through future transmission credits or cash payments, as applicable. Additionally, these credits are transferable to the Company's marketing agent or power purchaser for use in offsetting the cost of transmitting the Company's power. The Company received in a combination of cash and credits reimbursements of $1,653,554, $1,478,295 and $0 in 2003, 2002 and
      2001, respectively, based on this agreement. Total deferred transmission credit balances as of December 31, 2003 and 2002 were $1,608,151 and $3,261,705, of which $1,608,151 and $2,400,000 were included in Other
      Current Assets.

      The Company entered into a Procurement and Marketing Agreement dated October 9, 2003 with ONEOK Energy Marketing and Trading Company, L.P. ("ONEOK"), pursuant to which ONEOK shall arrange for the provision of replacement power and test fuel, and the sale of test power and natural gas that is not used by the Company's generation facility, as requested by the Company from time to time. The Company shall pay ONEOK for all actual costs incurred for this service (as defined in the agreement) plus a service fee applicable to each MWh of replacement power and each MMBtu of test fuel procured and/or sold during such month and a fixed fee.

7.    CONTRACT TERMINATION

      The Company had previously entered into a tolling agreement dated October 9, 2000, with Aquila, which was effective for 20 years beginning July 1, 2002. Under the agreement, the Company had granted Aquila the right to receive the output of one train of the Facility, consisting of

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

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

      approximately one-half of the full capacity of the 1,160-MW Facility. On May 9, 2003, the Company terminated its 580-MW, 20-year tolling agreement with Aquila in return for a cash settlement of $105.5 million, which was recognized as a gain in other income and expenses. CAH and Acadia Holdings agreed to allocate the distributions as follows: (i) CAH received $105.5 million cash distribution in 2003; (ii) Acadia Holdings is entitled to receive an annual priority cash distribution of $14.0 million starting from July 2003 through June 30, 2022; (iii) all distributions in excess of the first $14.0 million are allocated between members in accordance with their respective interest; (iv) the priority distributions include imputed interest based on the rate of approximately 11.6%. Imputed interest for 2003 of $3.8 million was recorded as an adjustment to the Members' capital balances.

8.    COMMITMENTS AND CONTINGENCIES

      The Company entered into a long-term service agreement for spare parts, maintenance and related technical services on May 3, 2002. The term of the agreement, with respect to each of the Company's four combustion turbines began upon the commercial operation date, and terminates on an individual combustion turbine basis, at the end of the scheduled maintenance following the second major inspection of each respective combustion turbine or sixteen years, whichever comes first. The maintenance and payment schedules are based on estimates of when maintenance will occur on the turbines based on the number of run hours. The actual timing of maintenance may vary based on actual hours run versus estimated hours run due to operational and performance considerations. The agreement is cancelable by the Company in whole or part at any time by providing written notice to the counterparty. Upon notice to cancel by the Company, the Company is subject to a declining cancellation fee. At December 31, 2003, the contingent cancellation fee was $2,000,000.

      Air and water permits issued on or about July 13, 2000, by the Louisiana Department of Environmental Quality ("LDEQ") to the Company were judicially appealed by various citizens and environmental action groups (petitioners) in early August 2000.

      On February 23, 2001, the court ruled that (a) construction could continue, (b) LDEQ had no jurisdiction over groundwater withdrawal and (c) the Company submitted certain documents too late during or subsequent to the public comment period. Therefore, the court remanded the permit back to LDEQ so the public could have additional time to comment. The public comment period closed on October 31, 2001. The Company and LDEQ entered into an out-of-court settlement agreement with all of the petitioners. The settlement obligated the Company to revise certain air emissions and to install components to reduce ground water consumption. The litigation was dismissed with prejudice on May 17, 2002, and the matter has been concluded in its entirety.

      In December 2001, a lawsuit seeking $1,500,000 in damages was filed against the Subsidiary alleging wrongful termination of a pipeline construction project. The case was settled out of court in May 2003, for $1,100,000.

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

      9. SUBSEQUENT EVENTS

      In May 2004, CES notified the Company that CES was invoking certain rights regarding dispute resolution under the two tolling agreements mentioned above. CES has indicated that the dispute is primarily based upon transmission constraints that, according to CES' allegations, limit CES' ability to deliver the Company's capacity and energy to the wholesale market. CES notified the Company that it may withhold up to one-half of the monthly payments due to the Company under the tolling agreements, and may take other action, including, without limitation, (i) unwinding Calpine's interest in the Company, (ii) terminating the tolling agreements, (iii) asserting claims against Cleco Power for alleged flawed interconnection studies, and/or (iv) seeking reimbursement for the alleged overpayment of capacity fees from August 2003. Under the tolling agreements, binding arbitration is a means of resolving the alleged dispute, although neither party has invoked arbitration to date. The Company and CES are actively discussing resolution of the transmission constraints with the regional transmission providers. Through August 2004, CES has continued to remit full payment of the monthly tolling fees to the Company.

      At this point, the Company is not aware of any formal arbitration initiated by CES against the Company in connection with this dispute, but in the event that it cannot avoid arbitration, the Company intends to defend itself vigorously. In connection with any such arbitration (whether instigated by the Company or CES), or upon the development of additional material information, the Company expects to become able to estimate the range of potential losses related to this dispute. Currently, the Company is not able to develop such estimates. There is no assurance, however, that the Company will not be liable for all or a portion of CES' claims or any additional amount under the provisions of the tolling agreements, and a final adverse arbitration decision awarding substantial money damages could have a material adverse impact on the Company's financial condition, liquidity and results of operations.

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